June 22, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Angie Kim, Staff Examiner

RE:  HIDDEN LADDER, INC.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 25, 2010
     FILE NO. 333-165685

Mr. Owings/Ms. Kim:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Hidden Ladder, Inc. (the "Company") dated April 22, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to comment one in our letter dated June 3, 2010. IN that response, you state that you are not a blank check company. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you are not a blank check company and have no plan or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

RESPONSE:

We concur with the Staff and have added the affirmative disclosure that we are not a blank check company.

STAFF COMMENT 2:

We note your response to comment two in our letter dated June 3, 2010 and the related revisions to your filing. The appropriate change should be made to the prospectus cover page and not the registration statement facing page. We note the prospectus cover page being after the sentence "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date ... " We reissue comment two from our letter dated June 3, 2010.

RESPONSE:

We concur with the Staff and have updated reference to the prospectus cover page, not the registration statement facing page.

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STAFF COMMENT 3:

We note your response to comment three in our letter dated June 3, 2010 and the related revision in your filing. The Dealer Prospectus Delivery Obligation should be moved to the back cover page of the prospectus. We note that the back cover page of the prospectus would be on page F-9, before Part II of your registration statement. We reissue comment three in our letter dated June 3, 2010.

RESPONSE:

We concur with the Staff and have moved the Dealer Prospectus Delivery Obligation to the back of the cover page of the prospectus.

STAFF COMMENT 4:

We note your statements on page 6 and throughout your filing that you have not yet developed your business and marketing plan and that such plans are subject to change. Please state this in your Summary Information About Hidden Ladder section.

RESPONSE:

We concur with the Staff and have added the appropriate language to the Summary Information section.

STAFF COMMENT 5:

We note your response to comments four from our letter dated June 3, 2010 as well as the revisions throughout your filing. However, it does not appear you have revised all of the relevant statements in your filing. It still remains unclear what stage you are currently at with your business plan. For example, and not as an exhaustive list, we note the following statements:

      o "[W]e believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to suspend or cease the implementation of our business plans," (emphasis added) page 6.

      o "Since inception, the majority of the company's time has been spent refining its business plan and conducting industry research," (emphasis added) page 20.

      o "In the early stages of our company, we will need cash for completing the business and marketing plans. We anticipate that during the first year, in order to execute our business plan to any meaningful degree, we would need to spend a minimum of $150,000 on such endeavors," (emphasis added) page 21.

We reissue comment four from our letter dated June 3, 2010.

RESPONSE:

We concur with the Staff and have revised the references in the registration statement to clearly state exactly where we are with the business and marketing plan development.

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STAFF COMMENT 6:

We note your statement on page 6 that you "must complete the business and marketing plans before any development can start on the design of the product suite" which seems to imply that the business and marketing plan will encompass more than one product. However, your disclosure in the second paragraph on page 14 seems to indicate otherwise. Please revise or clarify. Please also discuss how much, if at all, of the anticipated $150,000 needed will be used to plan for the development of your other products you mention on page 17.

RESPONSE:

We concur with the Staff and have updated the disclosure to reflect the product suite, not just one product. Also, the $150,000 will be used for the first product. Subsequent products will require additional planning and capital.

STAFF COMMENT 7:

We note your response to comment six from our letter dated June 3, 2010. It does not appear you have fully complied with this comment. For example, you cite "financial reports filed on the SEC website" at the bottom of page 20. We reissue comment five from our letter dated June 3, 2010. Please review your entire filing for compliance with this requirement.

RESPONSE:

We concur with the Staff and have revised our registration statement to remove these references to comply with this requirement.

STAFF COMMENT 8:

We note your response to comment ten from our letter dated June 3, 2010 and the related revisions on page 14 stating that "funds raised beyond these expected costs are expected to last at least for six months and will be used to further the development of the business and marketing plan." Please enhance your disclosure to specify how funds raise beyond the expected costs - $25,000 - will be allocated to your business and marketing plan (i.e toward product design, technical manufacturing, marketing, etc.). We reissue comment ten from our letter date June 3, 2010.

RESPONSE:

We concur with the Staff and have updated the use of proceeds to ???.

STAFF COMMENT 9:

We note your response to comment 17 from our letter dated June 3, 2010 and the related revisions on page 14 and 20. We further note your response stating that $45,000 will be used for general working capital purposes and "estimated as follows: $5,0000 for public company costs that include Edgarization fees for SEC filings, $10,0000 for legal, $10,000 for accounting and the balance for general expenses including travel, telephone, and internet service." Please enhance your disclose to specify how the $20,000 balance for general expenses will be used.

RESPONSE:

We concur with the Staff and have updated the MD&A to reflect the specific use of the $20,000 in general expenses.

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STAFF COMMENT 10:

We note your acknowledgement of the need to conduct a third offering to provide financial resources for the product design, prototype, and to bring the product to market in order to generate revenues. If you know, please provide an estimate of the amount of funds you will need to raise in your third offering in order to accomplish this goal.

RESPONSE:

We cannot provide an estimate until we complete the business and marketing plan.

STAFF COMMENT 11:

We note your response to comment 18 from our letter dated June 3, 2010 and the related revisions in your filing. Please include the positions Mr. Johnson held while at Davis Electric as well as his current position from 2009 through the present day. We reissue comment 18 from our letter dated June 3, 2010.

RESPONSE:

We concur with the Staff and have updated the references of Mr. Johnson's work experience from 2009 to present day.

STAFF COMMENT 12:

We note your response to comment 20 from our letter dated June 3, 2010. We have reviewed section 5.01 of Exhibit 3.2 of your Form S-1 filed on March 25, 2010 and cannot locate the relevant provisions. Please revise or clarify.

RESPONSE:

On the term "willful neglect", please see section 5.01 (7)(d). On the terminology "gross negligence", we concur with the Staff and have updated our indemnification section in the registration statement.

STAFF COMMENT 13:

Please clarify in the first paragraph that Schneider Weinberger & Beilly LLP has acted as counsel to the company.

RESPONSE:

Schneider Weinberger & Beilly has not acted as company counsel. They have only provided the opinion as to the registerable shares in the registration statement.

STAFF COMMENT 14:

We note your indication that you do not admit that you are included within the category of persons whose consent is required. While counsel may state that it does not admit that it is an expert under Section 7 of the Act, it may not disclaim responsibility for providing a consent. Please revise.

RESPONSE:

We concur with the Staff and have modified the opinion accordingly.

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         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-0453.

Sincerely,

/s/ David Johnson

David Johnson
Chief Executive Officer

Enclosure

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